September 5, 2024

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Cre8 Enterprise Limited

Registration Statement on Form F-1

Filed August 19, 2024

File No. 333-281629

Dear Ms. O’Shanick, Ms. Purnell, Mr. James, Mr. Eastman:

As counsel for Cre8 Enterprise Limited (the “Company”) and on its behalf, this letter is being submitted in response to the letter dated August 23, 2024 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-1 submitted on August 19, 2024. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, an amended Registration Statement on Form F-1 (“Form F-1”) for filing with the Commission, which has been revised to reflect the Staff’s comments as well as certain other updates to the Form F-1.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in the Form F-1. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form F-1.

Registration Statement on Form F-1 filed August 19, 2024

Capitalization, page 62

1.	You present a caption for Retained Earnings of US$238,697 as of July 31, 2024. As there are no related financial statements included in the filing for that period, please provide us with a roll-forward from your December 31, 2023 financial statements showing the supporting detail to arrive at that amount. Provide a similar roll-forward for the bank borrowings amount presented.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully provide the following roll-forward of retained earnings and bank borrowings from the December 31, 2023 financial statements.

US$
Accumulated deficit as of December 31, 2023	(152,905)
Net income for the seven months ended July 31, 2024 (unaudited)	391,602
Retained earnings as of July 31, 2024 (unaudited)	238,697

Bank borrowings as of December 31, 2023	1,152,222
Bank interests	27,885
Repayment	(27,885)
Translation adjustment (unaudited)	1,625
Bank borrowings as of July 31, 2024 (unaudited)	1,153,847

Dilution, page 63

2.	Please provide us with your computation of your net tangible book value of $0.038 per ordinary share as of July 31, 2024. Separately identify the amounts of your total assets, intangible assets, total liabilities and the number of total Ordinary Shares outstanding at July 31, 2024.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully provide the following calculation of the net tangible book value of $0.038 per Ordinary Share as of July 31, 2024.

US$
Total assets	8,078,404
Intangible assets	-
Less: Total liabilities	(7,234,589)
Net tangible book value	843,815

The number of total Ordinary Shares outstanding (Giving retroactive effect to all the shares issued and outstanding for a share split at a ratio of 1-to-1,800 on August 12, 2024)	22,500,000
Net tangible book value per Ordinary Share	0.038

Part II - Information Not Required in the Prospectus

Item 8. Exhibits and Financial Statement Schedules

Exhibit Index

Exhibit 10.1 - Employment Agreement by and between the Registrant and Chi Kam Ray Lee..., page II-2

3.	We note the statement in this exhibit that Chi Kam Ray Lee serves as your director. However, we note the disclosures in your filing that this individual serves as your chief financial officer. Please revise to reconcile this discrepancy.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have provided a revised employment agreement which is filed as Exhibit 10.1 to the Form F-1 to show that Mr. Chi Kam Ray Lee is currently serving as our chief financial officer and not a director of the Company.

Exhibit 10.6 - Second Office Rental Agreement between Cre8 (Greater China) Limited..., page II- 2

4.	Please refile this exhibit in the proper text-searchable format. Refer to Section 5.2.3.6 of the EDGAR Filer Manual (Volume II) EDGAR Filing (Version 70, July 2024) and Item 301 of Regulation S-T.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have refiled Exhibit 10.6 in proper text-searchable format.

Exhibit 23.4 - Consent of Guangdong Wesley Law Firm, PRC Counsel to the Registrant, page II- 2

5.	We note the statement in this exhibit that Cre8 (Greater China) Limited engaged Guangdong Wesley Law Firm; however, there is no reference to the registrant. Please have counsel provide a revised consent that consents to being named in your registration statement, filed by the registrant.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have provided a revised consent which is filed as Exhibit 23.4 to the Form F-1 to provide our PRC Counsel’s consent to being named in our registration statement.

General

6.	We note your revised disclosure on page 141 deleted the reference to Prime Number Capital, LLC as your underwriter. However, we note that your front and back cover pages still reference to Prime Number Capital, LLC as your underwriter. Please revise to resolve this discrepancy.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised our disclosure under the “Underwriting” section starting from page 141 of the Form F-1 to resolve the discrepancy.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Very truly yours,

/s/ Mengyi “Jason” Ye
Mengyi “Jason” Ye

Direct dial: +1 (973) 931-2036